Exhibit 10.1

Mystic Packer Building

12 Roosevelt Ave, 3rd Floor

Mystic, CT 06355

Tel: 860-572-4979  Fax: 860-572-4940

January 28, 2011

Paul E. Huff

Dear Paul,

On behalf of Amarin Corporation plc and subsidiaries (“Amarin”), I am very pleased to extend an offer of employment to you for the position of Chief Commercial Officer, a Vice President of Amarin, responsible for all sales, marketing and market development activities for Amarin’s products and product candidates. In this position you will be reporting to John Thero, President. The position is offered on the following terms.

1.	Commencement Date/Location

We will mutually agree upon your specific start date at Amarin which will be no later than January 28, 2011. The actual first date of your employment shall be referred to herein as the “Commencement Date.”

Promptly after you commence employment, we will mutually agree upon a location in the New Jersey-area to create Amarin’s commercial office which location will become your principal place of work. Until such office is agreed to and established, your principal place of work shall be your home. You will be required to travel periodically to Amarin’s R&D headquarters in Mystic, Connecticut and otherwise to the extent such travel is reasonably necessary to perform your duties hereunder.

2.	Base Salary

Your semi-monthly salary will be $11,458.33 ($275,000 annualized), less appropriate withholdings.

3.	Bonus Eligibility

You will be eligible for an annual bonus of up to 35% of annual salary (pro-rated based on Commencement Date). Award of such bonus is based on determination of the company’s Remuneration Committee based on assessment of individual and corporate performance and achievement of goals.

Paul Huff

January 28, 2011

4.	Stock Options

You will be recommended for 900,000 options to purchase Ordinary Shares in the Company, subject to approval by the Remuneration Committee at their first meeting following your Commencement Date. The exercise price per share of the options will be the closing price of the Company’s ADSs on the NASDAQ Capital Market on the latter of the date of grant or your start date. The options will vest and become exercisable in four equal annual instalments, beginning on the first anniversary of the date of grant and continuing on each of the following three anniversaries of the date of grant, so long as your employment continues through such vesting dates. The terms and conditions set forth in the applicable plan and stock option agreement shall govern any such option award, including with respect to acceleration in the event of a change of control.

5.	Benefits

You will be eligible to participate in Amarin’s comprehensive benefits program which includes: medical and dental coverage for you and your eligible dependents; Amarin’s 401(k) Retirement Plan; life insurance; long term disability coverage; and a flexible spending account plan. We regularly review our benefits programs to keep them up to date and competitive. As a result, these programs are subject to periodic adjustments so that certain features may be added, modified or deleted over time.

6.	Expenses

Amarin shall reimburse you for all reasonable expenses you incur while carrying out your duties on behalf of Amarin provided that you follow the appropriate reimbursement claims procedure, including providing reasonable documentation of such expenses.

7.	Hours of Work

Your normal hours of work are weekdays 8:30 am to 5:00 pm, although Amarin expects you to work such hours and at such times as may be reasonably necessary in order for you to carry out your duties effectively.

8.	Vacation

You are entitled to paid vacation of 15 business days, accrued monthly, prorated to date of hire. The vacation year is from January 1 to December 31 and unused vacation days up to a maximum of five may be carried forward to the subsequent year. Vacation must be taken at times convenient to Amarin and sufficient notice of intention to take vacation must be given.

Paul Huff

January 28, 2011

9.	Termination

It is understood that your employment with the Company will be on an “at will” basis. In other words, you or the Company may terminate your employment for any reason and at any time, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company’s benefit plans and personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company.

10.	Severance

In the event the Company terminates your employment without Cause (as defined below) or you terminate your employment with the Company for Good Reason (as defined below), the Company shall provide to you the following termination benefits (the “Termination Benefits”) for a period of six (6) months:

(i)	continuation of your base salary at the rate then in effect in accordance with the terms of the Company’s standard payroll schedule (solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, each payment is considered a separate payment (“Salary Continuation Payments”); and

(ii)	continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the date of termination.

Notwithstanding anything to the contrary in this Offer Letter, you may not terminate your employment with the Company for Good Reason unless you satisfy the “Good Reason Process” which means that: (A) you determine in good faith that a Good Reason Condition has occurred; (B) you notify the Company in writing of the occurrence of the Good Reason Condition within 60 days of the occurrence of such condition; (C) you provide the Company with a period not less than 30 days following such notice (the “Cure Period”) to remedy the Good Reason Condition; (D) notwithstanding such efforts, the Good Reason Condition continues to exist; and (E) you terminate employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason Condition during the Cure Period, Good Reason shall be deemed not to have occurred.

Notwithstanding anything to the contrary in this Offer Letter, you shall not be entitled to any Termination Benefits unless, within the time period specified by the Company not to exceed 30 days after the last day of your employment, you: (i) enter into, do not revoke, and comply with the terms of a separation agreement in a form reasonably acceptable to the Company which shall include a release against the Company and related persons and entities and a confirmation of

Paul Huff

January 28, 2011

your then existing post-employment obligations to the Company but shall not include any additional post-employment obligations or restrictions except for non-disparagement and post-employment litigation and regulatory cooperation; (ii) resign from any and all positions, including, without implication of limitation, as a director, trustee, and officer, that you then hold with the Company and any affiliate of the Company; and (iii) return all Company property and comply with any instructions related to deleting and purging duplicates of such Company property. The Salary Continuation Payments shall commence on the Company’s next regular payroll date that follows the thirty day period that immediately follows the Termination Date. All compensation and benefits payable to you, other than the Termination Benefits, shall terminate on the date of termination of your employment.

For purposes of this Offer Letter, “Cause” means (a) gross negligence or wilful misconduct in the performance of your duties which results in material harm to the Company or its affiliates; (b) your conviction of, or plea of nolo contendere to, (i) any felony or (ii) any other crime involving either moral turpitude or your personal enrichment at the expense of the Company or its affiliates; (c) your refusal to perform your lawful duties and responsibilities with the Company or its affiliates; or (d) the material breach by you of any of the provisions contained in the Employee Confidentiality and Assignment Agreement or any other written agreement by and between the you and the Company. For purposes of this Offer Letter, “Good Reason Condition” means a significant change in your responsibilities and/or duties which constitutes a material demotion or material diminution of duty. The ending of your employment as a result of your death or disability will not constitute a without Cause termination by the Company for purposes of this Offer Letter.

11.	Indemnification

You will be provided the opportunity to enter into the Deed of Indemnity offered to Amarin’s executive officers and directors.

12.	Representation Regarding Other Obligations

You also will be required to sign, as a condition of your employment, the Company’s Confidentiality/Non-Disclosure Agreement/Agreement to Assign Inventions and Patents (“Employee Agreement”). This offer is conditioned on your representation that you are not subject to any confidentiality, non-competition or other agreements that restrict your employment activities or that may affect your ability to devote full time and attention to your work at the Company. If you have entered into any agreement that may restrict your activities on behalf of the Company, please provide me with a copy of the agreement as soon as possible. You further represent that you have not used and will not use or disclose any trade secret or other proprietary right of any previous employer or any other party.

Paul Huff

January 28, 2011

13.	Taxes; Section 409A

All forms of compensation referred to in this Offer Letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its board of directors related to tax liabilities arising from your compensation. Anything in this Offer Letter to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you becomes entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this Offer Letter shall be provided by the Company or incurred by you during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). The Company and you intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

Paul Huff

January 28, 2011

14.	Interpretation, Amendment and Enforcement

This Offer Letter, the Employee Agreement, the Deed of Indemnity and any plans and agreements applicable to the stock option grants referred to in this Offer Letter constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this Offer will be governed by Connecticut law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the State of Connecticut in connection with any dispute or any claim related to this Offer Letter.

15.	Other Matters

In addition, this offer is subject satisfactory background and reference checks as well as a Company-paid initial-employment physical and drug screen. As with all employees, our offer to you is also contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States.

If you decide to accept the offer on the above terms, please sign and return the copy of this Offer Letter no later than January 28, 2011 to John Thero, President, Amarin Corporation plc, Mystic Packer Building, 12 Roosevelt Avenue, Mystic, CT 06355.

We look forward to you joining our company, and we are confident you will have a successful and challenging career with Amarin.

Signed for and on behalf of:

AMARIN CORPORATION PLC

Signed:	/s/ John Thero

Name:	John Thero, President

Dated:	1/28/2011

Paul Huff

January 28, 2011

I accept the offer of employment for the position of Chief Commercial Officer under the terms and conditions stated above, and I hereby acknowledge that my employment is at-will, meaning that either Amarin or I may terminate my employment at any time, with or without notice, and with or without cause.

Signed:	/s/ Paul E. Huff

Name:	Paul E. Huff

Dated:	1/28/2011

LIBB/1724094.2